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HEMINGER, PEGGY C.

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
FROM:       Conner, W. Thomas
SENT:       Friday, November 07, 2014 11:59 AM
TO:         Sonny S. Oh (ohm@sec.gov)
CC:         Heminger, Peggy C.
SUBJECT:    MAA/PGR Fee Rate Disclosure
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Sonny:

Peggy indicated to me that she spoke with you this morning, and among other things, you noted that you wanted to see the November 17th version of the PGR Fee Rate supplement and that you found the second-to-last sentence in the prospectus disclosure regarding the PGR Fee Rate, confusing. With regard to the November 17th supplement, I sent that to you in an earlier email that you likely had not yet seen when you spoke with Peggy. With respect to the confusing sentence, we propose the following:

Current paragraph:

The initial PGR Fee Rate applicable to new contract purchases is set forth in a supplement to this prospectus. The supplement indicates the PGR Fee Rate, its effective period, and the date by which your application must be signed and dated for a contract to be issued with that PGR Fee Rate. Approximately three weeks before the end of the indicated effective period, the PGR Fee Rate for the next effective period will be disclosed in a new prospectus supplement. YOUR APPLICATION MUST BE SIGNED AND DATED PRIOR TO THE DATE INDICATED IN THE NEW SUPPLEMENT IN ORDER TO BE ISSUED A CONTRACT WITH THE APPLICABLE PGR FEE RATE FOR THAT EFFECTIVE PERIOD. Please speak with your registered representative if you have any questions.

Proposed revised second-to-last sentence:

IN ORDER TO GET THE PGR FEE RATE INDICATED IN A PROSPECTUS SUPPLEMENT, YOUR APPLICATION MUST BE SIGNED AND DATED ON OR BEFORE THE LAST DAY OF THE EFFECTIVE PERIOD NOTED IN THAT SUPPLEMENT.

Peggy indicated that you were on your way to a staff meeting and that we could talk when you got back. Just let us know when a convenient time would be, and if you need anything else at this point.

Best regards,

Tom

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